November 24, 2020
Via E-mail

Esther L. Moreno, Esq.
Akerman LLP
Brickell City Centre
98 Southeast Seventh Street, Suite 1100
Miami, FL 33131

       Re:     Amerant Bancorp Inc.
               Schedule TO-I
               Filed November 20, 2020
               File No. 005-90924

Dear Ms. Moreno:

        The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Offer may result in up to 39% of outstanding Class B shares being
   purchased by the Company and is being made in furtherance of    Amerant   s
long-term goal of
   moving towards a single class of common stock.    Please provide us with an
analysis as to
   how you concluded the Offer is not subject to Rule 13e-3.

2. With respect to your disclosure of the minimum and maximum consideration to be paid in the Offer, please advise us how you determined that this price range (i) is reasonable and (ii)
   satisfies the requirement to state the amount of consideration offered to security holders under Item 1004(a)(1) of Regulation M-A.
 Esther L. Moreno, Esq.
Akerman LLP
November 24, 2020
Page 2

Withdrawal Rights, page 28

3. Please revise this section to describe the    back-end    withdrawal rights
available to
   shareholders pursuant to Rule 13e-4(f)(2)(ii).

                                              *   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions